UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2017

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

FOR IMMEDIATE RELEASE

Bladex acts as Joint Lead Arranger of a US$100 million, 5-year senior unsecured amortizing term loan for Cooperativa de Productores De Leche Dos Pinos R.L.

(“Dos Pinos”)

Panama City, Republic of Panama, October 4, 2017 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or “the Bank”; NYSE: BLX) announced the closing of a US$100 million, five year, syndicated loan in favor of Transnieve Ltd., Corporación Industrial Americana Ltd. and Productos Nevada S. de R.L., companies belonging to Dos Pinos, the largest dairy company in Central America and the Caribbean.

The Facility was structured as a club deal between Bladex, Banco General, S.A. and Banistmo S.A., which together acted as Joint Lead Arrangers. Bladex is also the Administrative Agent under the Facility.

The proceeds of the loan will be used to improve the company’s debt maturity profile.

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, Peru, and an agency in the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (ticker symbol: BLX), since 1992, and its shareholders include: central banks, state-owned banks and entities representing 23 Latin American countries, commercial banks and financial institutions; and institutional and retail investors through its public listing.

For further information, please access Bladex’s website at www.bladex.com or contact:

Irma Garrido Arango - Senior Vicepresident, Corporate Development and Investor Relations

E-mail address: igarrido@bladex.com, Tel.: (+507) 210-8559

Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama